Writer's Direct Dial: +44 (0) 207 614 2380
E-Mail: pboury@cgsh.com

April 14, 2008

BY EDGAR Mr. Donald Walker Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 United States

Re:	Comment Letter—Abbey National plc (“Abbey”)
Annual Report on Form 20-F for 2006

Dear Mr. Walker:

We acknowledge receipt of your comment letter dated April 10, 2008 in connection with Abbey’s Annual Report for 2006. This letter is to inform you that Abbey intends to respond to the comments by no later than May 9, 2008.

Please do not hesitate to contact us if you have any questions or if we can be of assistance at this time. You can reach either me, or my colleague David Dixter, at my number above.

Yours sincerely,

/s/ Pierre-Marie Boury

Pierre-Marie Boury

cc:	Ms. Brittany Ebbertt, Securities and Exchange Commission
Mr. Nathan Bostock, Abbey National plc
Mr. David Green, Abbey National plc
Mr. Julian Curtis, Abbey National plc
Mr. David Dixter, Cleary Gottlieb Steen & Hamilton LLP